Exhibit 12.1

OLD REPUBLIC INTERNATIONAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in Thousands)

	Years Ended December 31,
ACTUAL	2017	2016	2015	2014	2013

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income (loss) from continuing operations before income taxes (credits)	725,411	686,012	631,823	609,485	672,952
Adjustment — income from equity investees	(1,738)	(1,124)	(1,431)	(2,968)	(5,643)
Adjustment — distributed income of equity investees	105	823	441	411	708
Fixed charges:
Interest expense	64,543	50,943	42,936	28,365	23,197
	788,321	736,654	673,769	635,293	691,214

FIXED CHARGES:
Interest expensed and capitalized	64,543	50,943	42,936	28,365	23,197
	64,543	50,943	42,936	28,365	23,197

RATIO OF EARNINGS TO FIXED CHARGES	12.21	14.46	15.69	22.40	29.80
DEFICIENCY	N/A	N/A	N/A	N/A	N/A